Exhibit 1
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For Immediate Release                                           28 December 2006


                              WPP Group plc ("WPP")

                            Voting Rights and Capital


WPP confirms that its capital consists of 1,241,002,064 ordinary shares each with voting rights.


The figure of 1,241,002,064 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or change in their interest in, WPP under the FSA's Disclosure and Transparency Rules.


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Contact:
Feona McEwan, WPP                                       +44 (0)20 7408 2204
www.wpp.com
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